Exhibit 99.1

Pharmaxis Ltd

ABN 75 082 811 630

ASX Preliminary final report – 30 June 2005

Lodged with the ASX under Listing Rule 4.3A

This report is to be read in conjunction with the annual report dated 5th August 2004 and any public announcements made by during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents

Results for announcement to the market (Appendix 4E item 2)

Other Appendix 4E information (Appendix 4E item 9)

Commentary on results for the period (Appendix 4E item 14)

Status of audit (Appendix 4E items 15 to 17)

Financial report (Appendix 4E items 3 to 8, 10 to 12)

1

Reporting period: Year ended 30th June 2005

(Previous corresponding period: Year ended 30th June 2004)

Results for announcement to the market

				A$’000

Revenue from ordinary activities	Up	29%	to	2,874

Profit / (Loss) from ordinary activities after tax	Up	71%	to	(10,232)

Net profit / (loss) for the year attributable to members	Up	71%	to	(10,232)

Dividends

It is not proposed to pay a dividend

Other Appendix 4E information

	30 June 2005	30 June 2004

Net tangible assets per ordinary share	$0.26	$0.24

2

Commentary on results for the period (Appendix 4E item 14)

Overview

Major milestones achieved during the year include:

•      The company completed a 650 patient Phase III clinical trial of Aridol in asthma. As a result, the company submitted regulatory approval documents to the Australian Therapeutic Goods Administration (TGA) in January 2005 and to the Swedish Medicinal Products Agency as its access point for European Union registration, in May 2005. The company has subsequently submitted and received approval for an Investigational New Drug (IND) application filed with the US FDA in order to conduct a Phase III clinical trial of Aridol in the USA.  The IND includes authorisation to conduct clinical trials of Bronchitol. Results of the Phase III Aridol clinical trial were presented at the 2005 annual meetings of both the American Academy of Allergy Asthma and Immunology, and the Thoracic Society of Australia and New Zealand.

•      Commencement of an independent UK clinical study by general practitioners of Aridol in the management of asthma.

•      The company completed a Phase II clinical trial of Bronchitol in patients with Bronchiectasis. The primary end point of quality of life was achieved and the company is now proceeding to pivotal Phase III clinical trials. The interim results from the clinical trial were presented at the European Respiratory Society’s 2004 meeting in Glasgow. In May 2005, the Australian TGA approved several requests to supply Bronchitol to patients with Bronchiectasis who participated in the trial under the Special Access Scheme.

•      The company achieved the 50 patient recruitment target for its Australian Phase II clinical trial of Bronchitol in patients with cystic fibrosis, in April 2005. Earlier in the year the company received approval from the UK Medicines and Healthcare Products Regulatory Agency to commence its UK Phase II clinical trial of Bronchitol in patients with cystic fibrosis. This study is being run by Imperial College and compares the effects of Bronchitol with the market leading drug.

•      The US FDA granted orphan drug designation to Bronchitol for use in bronchiectasis.

•      The company raised approximately $20 million in a placement to institutions and sophisticated investors together with a share purchase plan. Approximately fifty percent of Pharmaxis shareholders took part in the share purchase plan. The funds replenished outlays during 2004 and provided additional funding for a Phase III clinical trial of Bronchitol in Bronchiectasis.

•      The company established a Level One American Depositary Receipt program to facilitate the purchase of Pharmaxis shares by US investors.

•      A tripling of manufacturing capacity at the company’s Frenchs Forest facilities was completed on time and on budget.

•      The company extended the intellectual property protection for its autoimmune disease research with the grant of a patent by the US Patent and Trademark Office for a potential new treatment for multiple sclerosis.

•      The senior management team was enhanced with the appointment of Dr Ian McDonald as Chief Technical Officer.

3

Financial Highlights

	30 June 2005	30 June 2004
	$	$
Revenue
Grant income	1,171,762	1,104,616
Interest	1,701,878	1,075,380
Other income	500	48,002
	2,874,140	2,227,998
Expenses
Research & development	(9,154,524)	(6,047,014)
Commercial	(847,091)	—
Administration	(3,104,882)	(2,181,653)
Net loss	$(10,232,357)	$(6,000,669)

Cash and bank accepted commercial bills	$33,389,423	$25,217,023
Net assets	$35,568,726	$26,780,231

Grant income:

Grant income in 2005 derives primarily from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. The grant is payable based on underlying expenditure on the research project, which has been at consistent levels in 2005 and 2004. The grant runs until 31 December 2005.

Interest:

The increase in interest income is attributable to the greater level of funds invested during fiscal 2005. The company started the current fiscal year with $25.2 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from the share placement and share purchase plan. By contrast, the company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills to which was added $22.9 million from the initial public offering in November 2003.

Research & development expenses:

Research & development expenses increased by approximately $3.1 million in 2005 compared to 2004. There are four components to the research & development expenses:

1.     The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 9 percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2005 for this research unit has increased by approximately 8 percent compared to fiscal 2004.

2.     The preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in current year and increased by approximately 7 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076). Approximately 75 percent of expenditure in the current year related to the Aridol

4

and Bronchitol studies, compared to approximately 48 percent in 2004.

3.     The clinical group located at our Frenchs Forest Facility accounted for approximately 50 percent of our total research and development expenditure in the current year and increased by approximately 82 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the number of clinical trials ongoing during the fiscal 2005. There were three trials ongoing during the year, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 66 percent of the increase in overall research & development expenditure during the current year.

4.     Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in the current year and increased by approximately 65 percent compared to the prior comparable period, reflecting manufacturing performance/yield innovation, increased capacity and product stability studies required to support registration applications. This area of expenditure accounted for approximately 30 percent of the increase in overall research & development expenditure during the current year.

Commercial expenses:

The commercial group is preparing for the launch of Aridol in Australia and Europe.

Administration expenses:

Administration expenses include accounting, administration, office and public company costs. Administration expenses for the current year were $3.1 million, an increase of 42 percent over the prior comparable period. The current period expenses include public company costs not previously incurred, such as the annual report as well as a full twelve months of public company costs such as ASX and share registry costs which were only present for seven months in the prior comparable period. However the large increase in administration expenses is mainly attributable to cost incurred in preparing the US SEC filings necessary for the company to apply for a NASDAQ listing.

Cash Flow:

The share placement and share purchase plan in November and December 2004 increased cash funds of the company by $19.0 million after deducting associated expenses. The issue of shares subsequent to the exercise of employee options contributed $62,500. Together with pre-existing funds the company ended the year with $33.4 million in cash and bank accepted commercial bills.

The upgrading of the Frenchs Forest manufacturing facility and subsequent tripling of its current production capacity commenced during the period. Additional laboratory equipment to permit higher QC capacity and the in-sourcing of additional QC procedures accounted for the majority of other expenditure on plant and equipment.

5

Status of audit (Appendix 4E items 15 to 17)

This preliminary final report is based on accounts which have been audited.  The audit report, which was unqualified, will be made available when the Company lodges its complete Directors’ and Financial Reports.

6

Attachment 1

Pharmaxis Ltd

ACN 082 811 630

Financial Report

30 June 2005

Pharmaxis Ltd

Financial Report – 30 June 2005

Contents

Financial Report

Statement of financial performance

Statement of financial position

Statement of cashflows

Notes to and forming part of the financial statements

Pharmaxis Ltd

Statement of financial performance

For the year ended 30 June 2005

	Notes		2005	2004
			$	$

Revenue from sale of goods	2		—	—
Cost of sales			—	—
Gross profit			—	—

Other revenues from ordinary activities	2		2,874,140	2,227,998

Other expenses from ordinary activities
Research & development expenses			(9,154,524)	(6,047,014)
Commercial expenses			(847,091)	—
Administration expenses			(3,104,882)	(2,181,653)

Profit / (loss) from ordinary activities before related income tax expense			(10,232,357)	(6,000,669)

Income tax expense / (credit)	4		—	—

Net profit / (loss)	13	(d)	$(10,232,357)	$(6,000,669)

			Cents	Cents
Earnings per share
Basic and diluted earnings / (loss) per share	23		(8.3)	(6.6)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of financial position

As at 30 June 2005

	Notes		2005	2004
			$	$

Current Assets
Cash and bank balances	5		934,778	1,117,532
Other financial assets	6		32,454,645	24,099,491
Other	7		702,129	148,193
Total Current Assets			34,091,552	25,365,216

Non-Current Assets
Plant and equipment	8		2,477,491	1,473,888
Intangible assets	9		1,106,413	1,161,909
Other	7		261,981	260,007
Total Non-Current Assets			3,845,885	2,895,804

Total Assets			37,937,437	28,261,020

Current Liabilities
Accounts payable	10		2,286,911	1,447,810
Other liabilities	11		55,481	23,223
Total Current Liabilities			2,342,392	1,471,033

Non-Current Liabilities
Provisions	12		26,319	9,756
Total Non-Current Liabilities			26,319	9,756

Total Liabilities			2,368,711	1,480,789

Net Assets			$35,568,726	$26,780,231

Shareholders’ Equity
Share capital	13	(a)	54,716,220	35,695,368
Accumulated losses	13	(d)	(19,147,494)	(8,915,137)

Total Shareholders’ Equity			$35,568,726	$26,780,231

The above statement of financial position should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of cashflows

For the year ended 30 June 2005

	Notes	2005	2004
		$	$

Cash Flows from Operating Activities
Research grant receipts from governments		1,097,621	871,858
Payments to suppliers and employees		(12,074,213)	(6,662,396)
Interest received		1,701,878	1,090,254
Rental income		—	48,134
Other		500	—
Tax paid		—	—
Net cash flows used in operating activities	18	(9,274,214)	(4,652,150)

Cash Flows from Investing Activities
Payment for plant and equipment	8	(1,539,987)	(360,086)
Payment for patent applications		(34,251)	(45,503)
Net cash flows used in investing activities		(1,574,238)	(405,589)

Cash Flows from Financing Activities
Issuance of shares	13	19,834,069	25,000,000
Transaction costs on share issue	13	(813,217)	(2,109,161)
Net cash flows from financing activities		19,020,852	22,890,839

Net Increase in Cash Held		8,172,400	17,833,100
Cash at the beginning of the financial year		25,217,023	7,383,923
Cash at the End of the Financial Year	18	$33,389,423	$25,217,023

The above statement of cash flows should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the year ended 30 June 2005

Contents

Note 1	Summary of significant accounting policies

Note 2	Operating revenue

Note 3	Operating profit/(loss)

Note 4	Income tax

Note 5	Cash assets

Note 6	Other financial assets

Note 7	Other assets

Note 8	Plant and equipment

Note 9	Intangible assets

Note 10	Accounts payable

Note 11	Other liabilities

Note 12	Provisions

Note 13	Shareholders’ equity

Note 14	Financial reporting by segments

Note 15	Auditor’s remuneration

Note 16	Director and executive disclosures

Note 17	Commitments for expenditure

Note 18	Reconciliation loss from ordinary activities after income tax to net cash inflow from operating activities

Note 19	Additional financial instruments disclosures

Note 20	Employee option plan

Note 21	Contingent liabilities

Note 22	Subsequent events

Note 23	Earnings per share

Note 24	Impacts of adopting Australian equivalents to IFRS

Note 1    Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention.  Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.  Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) has adopted IFRS for application to reporting periods beginning on or after 1 January 2005.  The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee.  These Australian equivalent to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.  Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 24.

(a)           Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognised as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

(b)           Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis.  Debts which are known to be uncollectible are written off.  A provision for doubtful debts is raised where some doubt as to collection exists.

(c)           Research and development costs

Research and development costs are expensed as incurred.

(d)           Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

(e)           Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills that are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(f)            Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortised over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

(g)           Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid.  The amounts are unsecured and are usually paid within 45 days of recognition.

(h)           Employee entitlements

(i)                                  Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)                              Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

(iii)                          Employee share options

The value of options granted under share option plans described in note 20 is not charged as an employee entitlement expense.

(iv)                            Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(i)            Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised using the straight line method over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

(j)            Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

(k)           Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(l)            Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

(m)          Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

(n)           Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

(o)           Recoverable amount of non current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date.  The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.  If the carrying amount of a noncurrent asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

(p)           Website costs

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

(q)           Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

(r)           Earnings per share

(i)                                  Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii)                              Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.

Note 2    Operating revenue

	2005	2004
	$	$

Sales revenue	—	—
Interest received	1,701,878	1,075,380
Government research grant income	1,171,762	1,104,616
Rental income	—	48,002
Other	500	—
	2,874,140	2,227,998

Note 3    Operating profit / (loss)

	2005	2004
	$	$
Operating loss before income tax for the year includes the following items:

Expenditure
Depreciation of plant and equipment	536,384	401,214
Amortisation of intangible assets	89,747	88,594
Rental expense of operating leases	327,164	345,517

Note 4    Income tax

The prima facie tax on the operating loss differs from the income tax provided in the accounts and is reconciled as follows:

	2005	2004
	$	$

Operating profit / (loss) before income tax	(10,232,357)	(6,000,669)

Prima facie tax at 30%	(3,069,707)	(1,800,201)
Add/deduct:
Non deductible items	26,685	26,362
Amortisation of capital raising costs included in equity	(194,738)	(140,078)
Government research tax incentives	(405,694)	—
Prior period adjustment – government research tax incentives	(412,730)	—
Tax benefits not booked	4,056,184	1,913,917
Income tax expense attributable to operating results	—	—

Future income tax benefit not booked:
Tax losses	6,490,564	2,610,052
Timing differences	266,265	27,471
	6,756,829	2,637,523

The future income tax benefits will only be obtained if:

i.	The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and
ii.	The company continues to comply with the conditions for deductibility imposed by tax legislation, and
iii.	No changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

Note 5    Cash assets

	2005	2004
	$	$

Cash at bank	79,302	54,453
Cash on hand	153	300
Cash on deposit	855,323	1,062,779
	934,778	1,117,532

The average interest rate on cash and bank balances is 3.6%.

Note 6    Other financial assets

	2005	2004
	$	$

Bank accepted commercial bills	32,454,645	24,099,491

Bank accepted commercial bills mature in July and August 2005. The weighted average interest rate on the bank accepted commercial bills is 5.6%.

Note 7    Other assets

	2005	2004
	$	$

Current
Prepayments	507,499	77,626
Government research grants receivable	106,399	—
Other	88,231	70,567
	702,129	148,193
Non Current
Security deposits	261,981	260,007

Note 8    Plant and equipment

	2005	2004
	$	$

Plant and equipment – at cost	3,191,065	1,925,069
Less: Accumulated depreciation	(1,060,889)	(582,141)
	2,130,176	1,342,928
Leasehold improvements – at cost	165,958	152,399
Less: Accumulated depreciation	(112,185)	(64,986)
	53,773	87,413
Motor vehicles – at cost	92,022	47,408
Less: Accumulated depreciation	(14,298)	(3,861)
	77,724	43,547
Capital work in progress – at cost	215,818	—
	2,477,491	1,473,888

Reconciliation

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

				Capital
	Plant &	Leasehold	Motor	work in
	equipment	improvements	vehicles	progress	Total
	$	$	$	$	$

Carrying amount at 1 July 2004	1,342,928	87,413	43,547	—	1,473,888
Additions	1,265,996	13,559	44,614	215,818	1,539,987
Depreciation expense	(478,748)	(47,199)	(10,437)	—	(536,384)

Carrying amount at 30 June 2005	2,130,176	53,773	77,724	215,818	2,477,491

Note 9    Intangible assets

	2005	2004
	$	$
Patents and Licences – at cost	1,591,325	1,557,074
Less: Accumulated amortisation	(484,912)	(395,165)
	1,106,413	1,161,909

Note 10  Accounts payable

	2005	2004
	$	$

Current
Trade creditors	757,214	245,190
Other creditors and accruals	1,529,697	1,202,620
	2,286,911	1,447,810

Note 11  Other liabilities

	2005	2004
	$	$

Current
Deferred government research grants	55,481	23,223

Note 12      Provisions

	2005	2004
	$	$

Non-current
Employee entitlements	26,319	9,756

	2005	2004
	$	$
Employee entitlements
Annual leave included in other creditors and accruals	199,414	98,810
Provision for long service leave included in non-current employee entitlements	26,319	9,756
	225,733	108,566

	Numbers
	2005	2004
Employee Numbers
Employees and full time contractors at end of the financial year	39	28

Note 13      Shareholders’ equity

		Notes		2005	2004
				$	$

(a)	Contributed equity 134,770,092 ordinary shares (2004: 108,016,000)		(b)	54,716,220	35,695,368

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

		Number of
		shares	$
(b)	Movements in ordinary shares
	Opening balance at 1 July 2003	1,400,000	1,400,000
	Split of existing shares	9,800,000	—
	Conversion of “A” and “B” converting preference shares	46,816,000	11,404,529
	Shares issued – initial public offering at $0.50 each	50,000,000	25,000,000
	Transaction costs on share issues	—	(2,109,161)
	Balance at 1 July 2004	108,016,000	35,695,368
	Shares issued – private placement at $0.75 each	22,000,000	16,500,000
	Shares issued – share purchase plan at $0.75 each	4,362,092	3,271,569
	Shares issued – exercise of employee options	392,000	62,500
	Transaction costs on share issues	—	(813,217)
	Ordinary shares at the end of the financial year	134,770,092	54,716,220

(c)                    Option plan

Information regarding the employee option plan is set out in Note 20.

		2005	2004
		$	$
(d)	Accumulated losses
	Accumulated losses at the beginning of the financial year	(8,915,137)	(2,914,468)
	Net profit / (loss)	(10,232,357)	(6,000,669)
	Accumulated losses at the end of the financial year	(19,147,494)	(8,915,137)

Note 14      Financial reporting by segments

The company operates predominantly in one industry.  The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Note 15      Auditor’s remuneration

	2005	2004
	$	$

Amounts received, or due and receivable by the auditors of the company for:
Audit of the company’s accounts	78,000	40,100

Other assurance services:
Audit of government research grant claims	3,000	4,090
Audit of Form 20-F, lodged with the United States Securities and Exchange Commission in relation to the listing of the company on NASDAQ	425,918

Advisory services:
Investigating accountants report in prospectus for initial public offering	—	55,000
Other advisory services	—	6,500

	506,918	105,690

Note 16      Director and executive disclosures

Directors

The following persons were directors of Pharmaxis Ltd during the financial year:

Chairman – non-executive Denis Michael Hanley

Executive directors

Alan Duncan Robertson, Managing Director and Chief Executive Officer

Brett Charlton, Medical Director

Non-executive directors

Brigitte Helen Smith

Charles Peter Hunt Kiefel

Carmel Judith Hillyard

Malcolm John McComas

Executives (other than directors) with the greatest authority for strategic direction and management

The company had five executives with authority for the strategic direction and management of the company (“specified executives”) during the financial year:

Name	Position
William Butler Cowden	Chief Scientific Officer
John Francis Crapper	Chief Operations Officer
David Morris McGarvey	Chief Financial Officer and Company Secretary
Gary Jonathan Phillips	Commercial Director
Ian Alexander McDonald	Chief Technical Officer, appointed 4 April 2005

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company’s business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of certain options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company’s annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2005 was $190,686.

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board.  There are four components to the fees:

•                  a base fee, currently $55,375 for the chairman and $27,156 for other non-executive directors

•                  an additional flat annual fee for non-executive directors serving on committees, currently $5,000

•                  statutory superannuation for the independent non-executive directors, currently 9%

•                  options under the Pharmaxis Ltd Employee Option Plan. Options vest over approximately four years from grant date. Note that options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

•                  a base salary paid in cash or packaged at the executive’s discretion within FBT guidelines as a total cost package

•                  statutory superannuation up to 9%

•                  a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee

•                  options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2004. Sign-on options were granted to DM McGarvey in 2003, JF Crapper and GJ Phillips in 2004 and IA McDonald in 2005. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market.  An executive’s pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination.

Directors of Pharmaxis Ltd

2005

	Primary
	Cash salary	Cash		Equity
Name	and fees	incentive	Superannuation	Options	Total
	$	$	$	$	$

Denis Michael Hanley	57,500	—	5,175	13,209	75,884
Alan Duncan Robertson	194,750	68,000	15,750	31,702	310,202
Brett Charlton	160,750	36,000	11,700	15,851	224,301
Brigitte Helen Smith	30,625	—	—	—	30,625
Charles Peter Hunt Kiefel	30,625	—	2,756	8,634	42,015
Carmel Judith Hillyard	30,625	—	—	—	30,625
Malcolm John McComas	30,625	—	2,756	9,135	42,516
Total	535,500	104,000	38,137	78,531	756,168

Directors of Pharmaxis Ltd

2004

	Primary
		Cash	Cash
	Cash salary	incentive	incentive		Equity
Name	and fees	2003(1)	2004(1)	Superannuation	Options	Total
	$	$	$	$	$	$
Denis Michael Hanley	53,750			4,838	28,017	86,605
Alan Duncan Robertson	182,500	50,000	72,000	15,750	67,240	387,490
Brett Charlton	133,250	30,000	36,000	11,700	33,620	244,570
Brigitte Helen Smith	15,313	—	—	—	—	15,313
Charles Peter Hunt Kiefel	27,813	—	—	2,503	16,038	46,354
Carmel Judith Hillyard	15,313	—	—	—	—	15,313
Malcolm John McComas	27,813	—	—	2,503	17,465	47,781
William Butler Cowden (alternate for Brett Charlton; resigned 22 September 2003)	30,582	30,000	—	2,685	7,716	70,983
Geoffrey Edward Duncan Brooke (alternate for Brigitte Smith; resigned 22 September 2003)	—	—	—	—	—	—

Mark Andrew Morrisson (alternate for Carmel Hillyard; resigned 22 September 2003)	—	—	—	—	—	—
Total	486,334	110,000	108,000	39,979	170,096	914,409

(1) Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Specified executives of the company

2005

	Primary
	Cash salary	Cash		Equity
Name	and fees	incentive	Super annuation	Options	Total
	$	$	$	$	$

William Butler Cowden	139,913	20,000	11,700	15,851	187,464
John Francis Crapper	182,963	22,500	15,300	21,853	242,616
Ian Alexander McDonald	42,628	—	3,837	10,187	56,652
David Morris McGarvey	193,722	40,000	16,200	15,851	265,773
Gary Jonathan Phillips	189,625	36,000	16,650	41,413	283,688
Total	748,851	118,500	63,687	105,155	1,036,193

Specified executives of the company

2004

	Primary
		Cash	Cash
	Cash salary	incentive	incentive		Equity
Name	and fees	2003(1)	2004(1)	Superannuation	Options	Total
	$	$	$	$	$	$
William Butler Cowden (alternate director until 22 September 2003)	102,668	—	12,000	9,015	25,904	149,587
John Francis Crapper	174,250	—	22,500	15,300	122,713	334,763
David Morris McGarvey	184,496	10,000	40,000	16,200	94,759	345,455
Gary Jonathan Phillips	107,917	—	23,320	9,713	54,782	195,732
Total	569,331	10,000	97,820	50,228	298,158	1,025,537

(1) Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Medical Director and the specified executives are formalised in service agreements.  Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Ltd Employee Option Plan.  Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, Managing Director & Chief Executive Officer

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $220,000, superannuation of $19,800 and a bonus potential of $80,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Brett Charlton, Medical Director

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, Chief Scientific Officer

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $143,500, superannuation of $12,915 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, Chief Operations Officer

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $187,500, superannuation of $16,875 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Ian Alexander McDonald, Chief Technical Officer, appointed 4 April 2005

•                  Term of agreement – 30 June 2008.

•                  Effective 1 April 2005, a base salary of $175,000, superannuation of $15,750 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

David Morris McGarvey, Chief Financial Officer and Company Secretary

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $198,500, superannuation of $17,865 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Gary Jonathan Phillips, Commercial Director

•                  Term of agreement – 30 June 2008.

•                  Effective 1 July 2005, a base salary of $194,500, superannuation of $17,505 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•                  The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

			Value per	Number	Number
		Exercise	option at	of options	of option
Grant date	Expiry date	Price	grant date	granted	grantees	Date exercisable
12 May 2003	30 June 2012	$0.3125	$0.1679	2,400,000	4	25% at each of 30 June 2003, 2004, 2005 and 2006, subject to Remuneration and Nomination Committee annual approval. Directors’ options subject to ASX escrow until 10 November 2005.

12 May 2003	30 June 2012	$0.3125	$0.1679	400,000	1	25% at each of 30 June 2003, 2004, 2005 and 2006. Subject to ASX escrow until 10 November 2005.

12 May 2003	30 June 2012	$0.3125	$0.1679	480,000	1	1 December 2003 (sign-on options)

12 May 2003	30 June 2012	$0.3125	$0.1679	960,000	2	30 June 2003. Subject to ASX escrow until 10 November 2005.

1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.

1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	1 July 2004 (sign-on options)

4 July 2003	3 July 2013	$0.3125	$0.1681	200,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007. Options issued to directors are also subject to ASX escrow until 10 November 2005.

9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.

9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	30 November 2004 (sign-on options)

12 May 2005	11 May 2015	$1.147	$0.6228	50,000	1	3 April 2006 (sign-on options)

12 May 2005	11 May 2015	$1.147	$0.6228	150,000	1	25% at each of 30 June 2006, 2007, 2008 and 2009, subject to Remuneration and Nomination Committee annual approval.

Options are granted under the Pharmaxis Ltd Employee Option Plan. Further information on the options is set out in note 20.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the company are set out below.  When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 20.

	Number of options
Name	granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd
Nil	—	—
Specified executives of the company
Ian Alexander McDonald	200,000	—

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the allocated annual amount is included in the remuneration tables above.  Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options

Nil

Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

						Balance
		Granted		Other		vested and
	Balance	during the	Exercised	changes	Balance	exercisable at
	at the start	year as	during the	during the	at the end of	the end of the
Name	of the year	remuneration	year	year	the year	year (1)

Directors of Pharmaxis Ltd
DM Hanley	1,040,000	—	—	—	1,040,000	—
AD Robertson	2,080,000	—	—	—	2,080,000	—
B Charlton	1,600,000	—	—	—	1,600,000	—
CPH Kiefel	200,000	—	—	—	200,000	—
MJ McComas	200,000	—	—	—	200,000	—

Specified executives of the company
WB Cowden	1,600,000	—	—	—	1,600,000	—
JF Crapper	960,000	—	—	—	960,000	720,000
IA McDonald	—	200,000	—	—	200,000	—
DM McGarvey	960,000	—	—	—	960,000	840,000
GJ Phillips	500,000	—	—	—	500,000	375,000

(1) Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.  (Related entities means, in relation to a particular individual, the relatives of the individual, the spouses of the relatives and any other entity under the joint or several control or significant influence of the individual, relatives of the individual or spouses of relatives)

		Received
		during the	Other
	Balance	year on the	changes
	at the start of	exercise of	during the	Balance
Name	the year	options	year	at the end of the year

Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	600,000	—	177,989	777,989
AD Robertson	100,000	—	—	100,000
B Charlton	50,000	—	9,332	59,332
CPH Kiefel	500,000	—	(150,000)	350,000
MJ McComas	100,000	—	85,996	185,996
B H Smith (1)	—		—	—
C J Hillyard (2)	—		—	—

Specified executives of the company
Ordinary shares
WB Cowden	—	—	—	—
JF Crapper	72,000	—	—	72,000
IA McDonald	—	—	—	—
DM McGarvey	45,000	—	—	45,000
GJ Phillips	20,000	—	6,664	26,664

(1) BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 16,040,200 shares at 30 June 2005. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 8,384,800 shares at 30 June 2005.

(2) CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2005.

Loans to directors and executives

Nil

Other transactions with directors and specified executives

Directors of Pharmaxis Ltd

Amount of other transactions with directors of Pharmaxis Ltd:

	2005	2004
	$	$
Amounts recognised as share issue expense
Firm commitment and naming fee	—	45,000

The Principals Funds Management Pty Ltd, a vehicle associated with DM Hanley and CPH Kiefel, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

Specified executives of the company

None

Note 17 Commitments for expenditure

	2005	2004
	$	$
Capital commitments
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable: Within one year	422,740	34,346

Lease commitments
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

Payable no later than one year	321,818	345,926
Payable later than one year, not later than five years	—	349,452

Other commitments

The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities.  The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods.  The actual committed expenditure arising under these contracts is therefore not material.

Note 18      Reconciliation loss from ordinary activities after income tax to net cash inflow from operating activities

	2005	2004
	$	$
Cash in the cash flow statements is reconciled to the related items in the balance sheets as follows:
Cash and bank balances	934,778	1,117,532
Bank accepted commercial bills	32,454,645	24,099,491
	33,389,423	25,217,023

Reconciliation of net cash flows from operating activities to operating loss after income tax
Profit/(loss) from ordinary activities after income tax	(10,232,357)	(6,000,669)
Depreciation and amortisation	626,131	489,808
Increase in income taxes payable	—	—

Changes in assets and liabilities:
(Increase)/decrease in inventories	—	—
(Increase)/decrease in other debtors and prepayments	(553,936)	(1,376)
(Increase)/decrease in security deposits	(1,974)	(16,207)
(Decrease)/increase in trade and other creditors and employee entitlements	887,922	876,294

Net cash outflows from operating activities	(9,274,214)	(4,652,150)

Note 19      Additional financial instruments disclosures

Net fair value of financial assets and liabilities

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

Credit risk exposures

The company does not have any significant exposure to major concentrations of credit risk.

Interest risk exposures

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

Note 20      Employee option plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options.  No options were exercised as at 30 June 2004.

Exercise date	Fair value of shares at issue date	Number
2 September 2004	$0.58	224,000
14 October 2004	$0.74	64,000
2 December 2004	$0.83	84,000
4 March 2005	$1.25	20,000
		392,000

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.

There were 8,792,250 vested options at 30 June 2005 (7,206,500 at 30 June 2004). A total of 6,720,000 options are escrowed and cannot be exercised until 10 November 2005 (of which 5,940,000 are vested at 30 June 2005).

Set out below are summaries of options granted under the plan.

			Balance at		Exercised		Balance at
		Exercise	start of the	Issued during	during the	Lapsed during	end of the
Grant date	Expiry date	price	year	the year	year	the year	year
Year ended 30 June 2005
1 December 1999	30 November 2009	$0.1250	2,400,000				2,400,000
1 July 2000	30 June 2010	$0.1250	384,000		224,000		160,000
1 January 2001	31 December 2010	$0.1250	96,000		96,000		—
1 September 2001	30 August 2011	$0.3125	640,000				640,000
2 December 2001	30 November 2011	$0.1250	160,000				160,000
12 May 2003	30 June 2012	$0.3125	4,640,000		72,000	20,000	4,548,000
12 May 2003	30 November 2012	$0.3125	480,000				480,000
12 May 2003	30 April 2013	$0.3125	216,000				216,000
1 July 2003	30 June 2013	$0.3125	960,000				960,000
4 July 2003	3 July 2013	$0.3125	200,000				200,000
9 December 2003	30 November 2013	$0.3760	500,000				500,000
25 April 2004	24 April 2014	$0.5080	60,000			30,000	30,000
4 June 2004	3 June 2014	$0.4260	15,000				15,000
2 February 2005	1 February 2015	$0.8340		275,000			275,000
12 May 2005	11 May 2015	$1.1470		330,000			330,000
			10,751,000	605,000	392,000	50,000	10,914,000

			Balance at		Exercised		Balance at
		Exercise	start of the	Issued during	during the	Lapsed during	end of the
Grant date	Expiry date	price(1)	year(1)	the year	year	the year	year
Year ended 30 June 2004
1 December 1999	30 November 2009	$0.1250	2,400,000				2,400,000
1 July 2000	30 June 2010	$0.1250	384,000				384,000
1 January 2001	31 December 2010	$0.1250	96,000				96,000
1 September 2001	30 August 2011	$0.3125	640,000				640,000
2 December 2001	30 November 2011	$0.1250	160,000				160,000
12 May 2003	30 June 2012	$0.3125	4,640,000				4,640,000
12 May 2003	30 November 2012	$0.3125	480,000				480,000
12 May 2003	30 April 2013	$0.3125	224,000			8,000	216,000
1 July 2003	30 June 2013	$0.3125		960,000			960,000
4 July 2003	3 July 2013	$0.3125		200,000			200,000
9 December 2003	30 November 2013	$0.3760		500,000			500,000
25 April 2004	24 April 2014	$0.5080		75,000		15,000	60,000
4 June 2004	3 June 2014	$0.4260		15,000			15,000
			9,024,000	1,750,000	—	23,000	10,751,000

(1) Opening balances, exercise prices and comparative year option information have been restated to reflect the 8 for 1 share split that occurred prior to the company’s initial public offering.

Note 21 Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)              the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)             upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program.  The total amount received under the START Program at 30 June 2005 was $4,200,979.

The company’s bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 22      Subsequent events

On 21 July 2005 the company announced it had received approval from Canada Health to commence its Phase II dose ranging clinical trial of Bronchitol in cystic fibrosis.

On 20 July 2005 the company announced that the United States Food and Drug Administration had expanded the orphan drug designation for the company’s product Bronchitol to include the indication of facilitating mucus clearance in patients with cystic fibrosis.

On 5 August 2005 the company issued 40,000 ordinary shares upon exercise of options granted under the Pharmaxis Employee Option Plan.

On 5 August 2005 the company announced that, subsequent to a review of employee and director performance for the year ended 30 June 2005, the directors had resolved to grant 954,500 options under the Pharmaxis Employee Option Plan. The terms of the option grants under the Plan are set out in Note 20. The exercise price was calculated at $1.79

On 23 August the company announced that it was listing on the United States NASDAQ National Market.

On 24 August 2005 the company advised the Australian Stock Exchange that 20,000 options granted under the Pharmaxis Employee Option Plan had lapsed consequent to an employee resignation.

Except for these items, no matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a)          the company’s operations in future financial years, or

(b)         the results of those operations in future financial years, or

(c)          the company’s state of affairs in future financial years.

Note 23      Earnings per share

	2005	2004
	Cents	Cents

Basic and diluted earnings / (loss) per share	(8.3)	(6.6)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2005	2004
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	123,933,133	91,349,333

Information concerning the classification of securities Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share. Details relating to the options are set out in note 20.

Note 24      Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005.  The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee.  These Australian equivalent to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period.  Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee.  The company’s transition plan is currently on schedule. An analysis of all of the AIFRS has identified the accounting policy changes that will be required.  In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards.  These choices have been analysed to determine the most appropriate accounting policy for the company.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. The expected financial effects of adopting AIFRS are shown for each line item in the statements of financial performance and statements of financial position, with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on the statement of financial performance

		Existing	Effect of
	Notes	GAAP	Change	AIFRS
		$		$
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—
Gross profit		—	—	—

Other revenues from ordinary activities	b	2,874,140	47,862	2,922,002

Other expenses from ordinary activities
Research & development expenses	a	(9,154,524)	(115,064)	(9,269,588)
Commercial expenses	a	(847,091)	(116,195)	(963,286)
Administration expenses	a	(3,104,882)	(29,259)	(3,134,141)

Profit / (loss) from ordinary activities before related income tax expense		(10,232,357)	(212,656)	(10,445,013)

Income tax expense / (credit)		—	—	—

Net profit / (loss)		$(10,232,357)	$(212,656)	$(10,445,013)

		Cents		Cents
Earnings per share
Basic and diluted earnings / (loss) per share		(8.3)		(8.4)

Impact on the statement of financial position

		Existing	Effect of
	Notes	GAAP	change	AIFRS
		$		$
Current Assets
Cash and bank balances		934,778	—	934,778
Other financial assets		32,454,645	—	32,454,645
Other		702,129	—	702,129
Total Current Assets		34,091,552	—	34,091,552

Non-Current Assets
Plant and equipment		2,477,491	—	2,477,491
Intangible assets		1,106,413	—	1,106,413
Other		261,981	—	261,981
Total Non-Current Assets		3,845,885	—	3,845,885

Total Assets		37,937,437	—	37,937,437

Current Liabilities
Accounts payable		2,286,911	—	2,286,911
Other liabilities	b	55,481	101,309	156,790
Total Current Liabilities		2,342,392	101,309	2,443,701

Non-Current Liabilities
Provisions		26,319	—	26,319
Total Non-Current Liabilities		26,319	—	26,319

Total Liabilities		2,368,711	101,309	2,470,020

Net Assets		$35,568,726	$(101,309)	$35,467,417

Shareholders’ Equity
Share capital		54,716,220	—	54,716,220
Reserves	a	—	1,397,460	1,397,460
Accumulated losses	a	(19,147,494)	(1,397,460)	(20,646,263)
	b		(101,309)

Total Shareholders’ Equity		$35,568,726	$(101,309)	$35,467,417

Notes explaining the impacts on the statement of financial performance and statement of financial position

(a)           Equity-based compensation benefits

Under AASB 2 Share-based Payment, the company is required to recognise an expense for those options that were issued to employees under the Pharmaxis Employee Option Plan.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, accumulated losses at 30 June 2005 would have been $1,397,460 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, research and development expenses, commercial expenses and administration expenses would have been $115,064, $116,195 and $29,259 higher respectively, with a corresponding increase in the share-based payment reserve.

(b)           Government grants

Under AIFRS, government grants for plant and equipment are recognised as deferred income and amortized into other revenue from ordinary activities over the life of the related plant and equipment.

This will result in a change to the current accounting policy, under which all government grants are recognised as other revenue from ordinary activities.

If the policy required by AASB 120 had been applied during the year ended 30 June 2005, other revenue from other activities would have been higher by $47,862; deferred income would have been higher by $101,309; and accumulated losses would have been higher by $101,309.

(c)           Income tax

Under Australian standard AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases.  In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method; items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.